SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 11, 2002

THE BANK OF BERMUDA LIMITED
(Translation of registrant’s name into English)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

             If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 83-  N/A

THE BANK OF BERMUDA LIMITED

               On December 11, 2002, The Bank of Bermuda Limited announced that its Board of Directors has approved a plan authorizing management to conclude contracts with EDS and Cable & Wireless, subject to employee consultation and regulatory and immigration approvals, to outsource its information technology applications, infrastructure and capital projects management. The press release related to this matter is attached as an exhibit to this Form 6-K and incorporated herein by reference.

Exhibit Index

99.1	Press Release, dated December 11, 2002.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF BERMUDA LIMITED
By:	/s/ Alison J. Satasi

	Name: Title:	Alison J. Satasi Head of Investor Relations

Date:  December 11, 2002